September 24, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated September 11, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was amended on September 24, 2009.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 10 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Actual capital costs, operating costs, production and economic returns, page 7

1.
We note your statement that you are an exploration stage company and are still in the process of exploring and developing your mineral projects.  We re-issue comment 2 from our comment letter dated May 24, 2006 in regards to your SB-2 filing, as amended April 26, 2006.  As commented previously, the terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These terms reference the development stage when companies are engaged in preparing proven and probable reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any proven and probable reserves as defined by Guide 7, in future filings please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as exploration, construction, or metallurgical testing.

In response to your comments, the Company has revised the disclosure at pages 7-8 of the Registration Statement and throughout the Registration Statement to remove the terms “develop, development and production” throughout the document, and replace this terminology, as needed, with the terms such as “exploration, construction, or testing,” as they relate to the Company’s current operations.  However, the Company has retained the use of the terms “production” or “develop” in the Registration Statement in connection with references to:

•	the name of the Company’s proposed “production module” and “production facility,”

•	certain agreements with third parties, which include transaction terms based on future “production” or “development” activities,

•	risks or other consequences related to a future time when the Company may reach a “production” stage, if at all,

•	general disclosures related to regulatory issues,

•	the name of a specific “development agreement” with the Town of Clarkdale related to the construction of a road, and

•	the concept of “development” costs as they generally concern critical accounting policies.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Price Range of Common Stock, page 30

2.
We note your response to prior comment 1.  If the number of record holders of your common stock exceeds the number that would permit you to terminate Exchange Act registration of your common stock, please revise your disclosure that implies the contrary.

In response to your comments, the Company has revised the disclosure at page 31 of the Registration Statement to reflect that the number of holders of record of shares of common stock (including the number of persons or entities holding stock in nominee or street name through various brokerage firms) exceeds the number of holders which would permit the Company to terminate the registration of its common stock under Section 12(g) of the Exchange Act.

Clarkdale Slag Project, page 62

3.
We note your statement on page 63 that the crushing and grinding circuit effectively liberates gold, silver, copper, and zinc from the slag material and your response to your comment 3 that results thus far are consistent with management’s expectations.  We also note your statement in your Form 8-K dated August 21, 2009 that you recovered 400 pounds of copper from over 200 tons of processed slag.  Please tell us how these results are consistent with the data on pages 70 and 71.  Also, with a view toward clarified disclosure, please tell us whether your operations to date have otherwise extracted minerals at the rates mentioned in the tables on pages 70 and 71.

In response to your comments, the Company’s press release did not state that the Company had recovered 400 pounds of copper from 200 tons of processed slag, but rather from a portion of the 200 tons of processed slag material.  The press release provided, in pertinent part, that:

Concurrent with work on the Crushing/Grinding circuit, the Company has made significant progress on leaching and extraction.  Technical personnel have been testing the vibratory milled product in limited volumes, and loading the pregnant solution on ion exchange (IX) resins, producing dore (gold, silver) metal.  These leaching and extraction activities have been conducted in the plant’s laboratory and in small pilot circuits that are representative of the fullscale leaching and ion-exchange resin equipment that has been installed and awaits the transition to continuous plant operations.  Work has also been completed on the base metal (copper and zinc) extraction circuits, with over 400 pounds of copper having been recovered to date.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

As noted in the press release, the Company has processed and tested over 200 tons of slag material through the Company’s plant since early July 2009. The processing of the 200 tons of slag material included crushing, grinding and vat leaching.  The pregnant solution from the leaching was stored in tote-tanks.  However, only approximately one-third of this leach solution was run through the Company’s ion-exchange columns in order to determine whether the process was functioning effectively, and was conducted more from a qualitative perspective, than a quantitative perspective.  The copper was selectively loaded on the resins, which separates the copper from the other metals in the leach solution.  The copper on the loaded resins was then dissolved from the resins and purified in the electrowinning circuit where purified copper metal was made.  To clarify, the 400 pounds of copper was recovered from approximately one-third of the leach solution, and did not reflect the aggregate amount of copper recovered from the entire 200 tons of processed slag material.  However, the Company analyzed samples of the leach solution both in the Company’s laboratory as well as with an independent assay laboratory.  The Company has conducted additional testing on other portions of the remaining leach solution, and the balance of the leach solution remains at the Clarkdale site.

The data in the tables on pages 71-72 of the Registration Statement are from assays, which are an analytical method performed by Mountain States on small samples using the fusion assay method, followed by atomic absorption.  The Company’s extractions were obtained from the actual production leach at the Company’s plant.  An assay is intended to quantify the amount of the specified metal contained in the material/rock.  In testing or production, one generally does not achieve 100% extraction, and therefore, an 80% extraction of the specified metal is consistent with management's expectations.  The issues related to recovery rates are set forth in the risk factors at pages 7-8 of the Registration Statement.

The laboratory analysis produced results which reflected that the tested leach solution contained a level of copper extraction with a concentration percentage (0.3%) consistent with the copper content data (0.35-0.37%) obtained by Mountain States (i.e. 0.3% is approximately 80% of the 0.35-0.37% content data), and as reflected in the tables on pages 71-72 of the Registration Statement.  Therefore, these results were consistent with the results obtained with the assay testing conducted by Mountain States.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Background of Metallurgical Testing at the Searchlight Gold Project, page 80

4.
We note your description of the leach and autoclave test work, which has been performed on samples from your placer claims in Nevada.  Generally, contained precious metals from a placer deposit have been separated from its host rock by natural processes and may be recovered by gravimetric processes.  In future filings, please describe any gravity separation testing you have performed on your placer claims in addition to the leach testing and provide a mineralogical or metallurgical explanation for how the leach testing may provide better process recoveries.

In response to your comments, the Company has revised the disclosure at pages 82-83 of the Registration Statement in the section entitled “Background of Metallurgical Testing at the Searchlight Gold Project,” in accordance with your comments.

Compliance with Section 16 of the Securities Exchange Act of 1934, page 96

5.
Please expand your response to prior comment 5 to explain clearly how decisions are made with regard to the Searchlight Minerals Corp. shares held by Nanominerals such that the officers of Searchlight, who apparently are also owners of Nanominerals and relatives of the sole officer and director of Nanominerals, do not in substance have or share investment control over those shares.  Also clarify how Nanominerals is controlled without the group efforts of Dr. Ager and his relatives who are Searchlight officers since it appears that Dr. Ager does not own sufficient Nanominerals shares to control Nanominerals by himself.  Include in your revised response a clear analysis of the ability of your officers who are owners of Nanominerals to cause, prevent or influence transactions by Nanominerals.  In this regard, we note your statement on page 15 that Nanominerals is an affiliate of Carl S. Ager and Ian R. McNeil.

In response to your comments, and as discussed with the Staff, the Company understands that Carl Ager and Ian McNeil, in connection with their resignations as officers and directors of Nanominerals in June 2007, had orally agreed to grant full management and operational power and authority of Nanominerals to Dr. Charles Ager, who succeeded them as the sole director and officer of Nanominerals.  This oral agreement included a delegation to Dr. Ager, in their capacities as shareholders of Nanominerals, of their voting and investment powers over the 16,000,000 shares of Searchlight common stock owned by Nanominerals.  To memorialize this arrangement, Dr. Ager, Carl Ager and Ian McNeil entered into a written Shareholders Agreement, dated September 24, 2009, which grants an irrevocable proxy to Dr. Ager to vote the respective shares of Nanominerals of Carl Ager and Ian McNeil during the time that Mr. Ager or Mr. McNeil, as the case may be, serves as one of the Company’s directors or executive officers.  The Company has attached a copy of the Shareholders Agreement.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Please note that, in the event that the proxy terminates because either Mr. Ager or Mr. McNeil ceases to serve as a director or officer of the Company, the proxy terminates 61 days after such event.  Therefore, the event within their control does not permit them to assume voting powers over the Nanominerals shares until a period in excess of 60 days following such event.  Based on this arrangement, Dr. Ager would have voting control over a majority of the issued and outstanding shares of Nanominerals.  Dr. Ager has been (since June 2007) and remains as the sole director and officer of Nanominerals.  These arrangements are consistent with the Company’s disclosure that Dr. Ager currently is the sole officer and director of Nanominerals, controls its day to day operations, and has sole voting and investment powers over the 16,000,000 shares owned by Nanominerals.

The Company has used the term “affiliate,” with respect to Messrs. Ager and McNeil and their relation with Nanominerals, in a broad sense to highlight the disclosure that they each have a 17.5% ownership interest in Nanominerals, which reflects the economic interest in Nanominerals held by Messrs. Ager and McNeil.  The Company has attempted to disclose in detail the specific arrangements and relationships which Messrs. Ager and McNeil have with Nanominerals and the extent of their management, operational and voting relationships with Nanominerals, including the voting and investment powers over the Searchlight shares owned by Nanominerals.

Based on these agreements, Messrs. Ager and McNeil fall within the safe harbor of Rule 16a-1(a)(2)(iii), with respect to portfolio securities held by a corporation, because: (i) they are not controlling shareholders of the entity, and (ii) do not have or share investment control over the entity's portfolio.

6.
In this regard, we note the revisions that you made to footnotes 2 and 3 on page 116.  As revised, your disclosure is unclear; you say that the stockholder “does not have any voting or dispositive powers” over the shares while you also state that the stockholder “may be deemed to be a beneficial owner” of the shares for the purposes of Rule 13d-3, a rule that defines beneficial ownership by reference to voting and dispositive powers.  Also, your revisions appear to be contradictory to your response 54 in your letter to us dated February 12, 2009.  Please clarify, and tell us what has changed since February 12, 2009 that generated your revisions.

In response to your comments, and in addition to the matters discussed in the response to Comment 5, these issues had been the topic of prior comments from the Staff.  The Section 13D legal analysis is complex and fact oriented.  The Company continues to attribute the beneficial ownership of the Searchlight shares owned by Nanominerals in the Beneficial Ownership table to each Messrs. Ager and McNeil in order to highlight the disclosure that they each have a 17.5% ownership interest in Nanominerals, which reflects the economic interest in Nanominerals held by Messrs. Ager and McNeil, although there is a legal basis to disclaim beneficial ownership of such shares.  The basis for such disclaimer is set forth in the related footnotes.  Further, the change in the prior disclosure is not contradictory to prior disclosure, and was intended to clarify that if any beneficial ownership might be attributable to such persons, that there was a legal basis to disclaim such beneficial ownership to a number which would not exceed their proportionate ownership interest in Nanominerals.  As noted above in Comment 5, the Company has attempted to disclose in detail the specific arrangements and relationships which Messrs. Ager and McNeil have with Nanominerals and the extent of their management, operational and voting relationships with Nanominerals, including the voting and investment powers over the Searchlight shares owned by Nanominerals.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Summary Compensation Table, page 103

7.
We note your response to prior comment 6.  Your response does not indicate the authority on which you relied to determine the amount to include in the table.  We therefore reissue the last sentence of prior comment 6.

In response to your comments, the Company has added language to footnote 4 at page 104 of the Registration Statement, as set forth in the prior response letter, to reflect that the amounts to which Mr. Williams may be deemed to have received a personal benefit from amounts paid to the Cupit Milligan firm in the relevant periods were based on the profit percentage derived by Mr. Williams from the revenue earned by Cupit Milligan in the applicable period, as applied to the fees for services provided to the Company.

The Company has relied on Note 4 to Instruction to Item 402(c)(2)(ix) of Regulation S-K, which provides that “[p]erquisites and other personal benefits shall be valued on the basis of the aggregate incremental cost to the registrant.  With respect to the perquisite or other personal benefit for which footnote quantification is required, the registrant shall describe in the footnote its methodology for computing the aggregate incremental cost.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Certain Relationships and Related Transactions, page 106

8.	We note the chart you have provided in response to prior comment 7.

•	Please tell us where on pages 109-110 you have disclosed that Nanominerals received 12,000,000 shares of your common stock; and

•
Given the substance of the related-party transactions, it remains unclear why you do not believe you should disclose (1) the price that Searchlight Minerals Inc. originally paid for the interest in the claims it assigned to you and (2) the amount that the related parties paid to acquire the claims that you then acquired from them by issuing common stock.  Please revise or advise.

In response to your comments, the Company has revised the chart which addresses the issues related to related party transactions raised by the comment set forth above.  The chart is attached to this letter.

With respect to the first item, the chart inadvertently included a reference to the 12,000,000 shares underlying the warrants.  The warrants have not been exercised and no shares were issued to Nanominerals by the Company in connection with the transaction.

With respect to the second item, the Company did not pay any consideration to Searchlight Minerals Inc. in connection with the assignment of the option to acquire the Searchlight Claims.  As noted in the disclosure, at page 109 of the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson,” Searchlight Minerals Inc. (“SMI”), a company controlled by K. Ian Matheson, assigned SMI’s rights in the Searchlight Claims to the Company under prior option agreements with the Searchlight Claim owners.  Prior to entering into the option agreements with the Company, the Searchlight Claim owners had optioned their respective interests in the claims to SMI.  The Company is not aware of the amount, if any, of consideration paid to the Searchlight Claim owners by SMI in connection with the grant of the option to SMI.  The Company notes that the option was not exercised by SMI, and was instead assigned to the Company, as disclosed at page 109 of the Registration Statement.

With respect to the third item, the Company has revised the chart to reflect that the amount paid by Mr. Matheson and his affiliates includes their allocated share of the actual costs incurred in maintaining the Searchlight Claims out of an aggregate of $87,134.  That aggregate amount has previously been disclosed at page 109 of the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

Rights Agreement, page 120

9.	Please revise to describe clearly the purpose, effect and operation of the rights while avoiding reliance on defined terms and long, complex sentences. Also:

•	if the securities offered in the transaction registered by this Form S-1 include the rights, please tell us why the rights are not included in your fee table and are not addressed in exhibit 5.1; and

•	please tell us why you have not reported the rights under Item 3.03 of Form 8-K.

In response to your comments, the Company has revised the disclosure at pages 121-122 of the Registration Statement in the section entitled “Anti-Takeover Effects of Nevada Law, Our Charter Documents and Our Stockholder Rights Plan – Rights Plan,” in accordance with the opening sentence of the comment.  Further, the Company has registered the rights, as appurtenant to the shares of common stock which have been registered and included the rights in the fee table (without an additional registration fee).  Further, the rights are addressed in a new opinion filed as Exhibit 5.1 to the Registration Statement.  Finally, the Company has filed an amendment to the previously filed Current Report on Form 8-K (August 25, 2009) and Registration Statement on Form 8-A (August 25, 2009), each of which includes the revised disclosure. The amended Form 8-K also includes a reference to Item 3.03 of Form 8-K.

Miscellaneous Items

The Company has attached a copy of an Order, dated September 9, 2009, from the US Department of Interior, Office of Hearings and Appeal, with respect to the denial of the appeal by the Company regarding the closing of a notice of intent relating to the Searchlight Gold Project filed by the Company with the U.S. Bureau of Land Management.  The Order is described at page 86 of the Registration Statement in the section entitled “Searchlight Gold Project – Permitting.”  As noted in the accompanying disclosure, the Company is proceeding with the new Plan of Operations which was submitted to the Bureau of Land Management in March 2009.

The Company has attached a copy of the comments from the Bureau of Land Management, dated September 15, 2009, relating to the Plan of Operations for the Searchlight Gold Project.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 24, 2009

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER KRISTIN LOCHHEAD JOSEPH MCCANN IAN R. MCNEIL MELVIN L. WILLIAMS

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
Dr. Charles A. Ager (Carol Ager, Geotech Mining Inc. and Geosearch Mining Inc.)	Searchlight Claims	280,000 shares of Common Stock	Direct negotiation with management which did not have an interest in the Searchlight Claims based on EITF 98-11, valued at their market price at the date of issue plus reimbursement of costs

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Searchlight Claims (Caisey Harlingten – Chariman and CEO)	No	Allocated share of aggregate costs of $87,134 by Searchlight Claim owners	109

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
Dr. Charles A. Ager, Carl S. Ager and Ian R. McNeil (Nanominerals Corp. and Carol Ager)	Interest of Joint Venture in Clarkdale Slag Project
(1) Warrants to purchase up to 12,000,000 shares of Common Stock (2,000,000 Warrants issued to unrelated designate of Nanominerals), (2) reimbursement of $690,000 of costs, (3) assumption by Company of obligations of Nanominerals under the Joint Venture Agreement, and (4) royalty obligation
Direct negotiation with management which did not have an interest in the Joint Venture Agreement based on EITF 98-03 plus reimbursement of costs

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Joint Venture Agreement (K. Ian Matheson – director and executive officer)	Yes	$690,000	110-111

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
K. Ian Matheson (Debra Matheson, Pass Minerals Inc., Gold Crown Minerals Inc. and Kiminco Inc.)	Searchlight Claims	1,050,000 shares of Common Stock	Direct negotiation with management which did not have an interest in the Searchlight Claims based on based on EITF 98-11, valued at their market price at the date of issue plus reimbursement of costs.

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Searchlight Claims (Caisey Harlingten – Chariman and CEO)	No	Allocated share of aggregate costs of $87,134 by Searchlight Claim owners	109

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Southern Nevada District Office
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.blm.gov/nv/st/en.html

TAKE PRIDE IN AMERICA

SEP 15 2009

In Reply Refer To:
N-87330
3809 (NVS0053)

CERTIFIED MAIL NO. 7009 0960 0000 4441 1360 RETURN RECEIPT REQUESTED

Searchlight Minerals Corporation
Attn: Carl Ager
2441 W. Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Dear Mr. Ager:

On September 3, 2009 the Las Vegas Field Office (LVFO) received your revised Plan of Operation (POO), serialized as N-87330, to conduct drilling on lands administered by the Bureau of Land Management (BLM) south of Searchlight, Nevada. Please continue to reference this case number in future contacts. The LVFO has reviewed your submission of a revised POO in response to our request for additional information and compared it to an existing Environmental Assessment (EA). The existing EA can be used as long as it covers the same drilling areas and disturbance. After reviewing the revised POO, there are two additional concerns which need to be resolved before we can act on the EA.

1. The revised POO states new road construction to be 250 feet for one drill site yet in figure 2 there are two drill sites, numbers 4 and 6, which appear to be well off existing roads and far exceed the 250 foot road needed. Are there one or two new roads and how many feet are needed?
2. Under the exploratory road section of the Standardized Reclamation Cost Estimate model, total road (including drill pads and sumps) reclamation lists a disturbance of 2,350 feet. Please explain the difference.

Based on your September 3rd submission, your plan is greatly improved and nearing completion. By correcting these remaining concerns, the POO should be complete and the BLM can use the

2

existing EA to authorize the project. Please submit the above requested information within 30 days of receiving this letter. If no additional concerns arise during our final review of your proposed POO we will automatically initiate NEPA. If you have question about this request or the process please contact George Varhalmi, Geologist, at (702) 515-5083.

Sincerely,

Shonna Dooman
Associate Field Manager
Non-renewable Resources

Cc: Telesto Nevada, Inc.
Attn: John Brown
5490 Longley Lane
Reno, Nevada 89511

Nevada Division of Environmental Protection
Bureau of Mining Regulation and Reclamation
Attn: Richard Gantt
901 South Stewart Street, Suite 400
Carson City, NV 89701-5249

United States Department of the Interior

OFFICE OF HEARINGS AND APPEALS
Interior Board of Land Appeals
801 N. Quincy Street, Suite 300
Arlington, Virginia 22203

703-235-3750 703-235-8349 (fax)

September 9, 2009

IBLA 2009-79	)	N-86222
	)	
SEARCHLIGHT MINERALS CORP.	)	43 C.F.R. Subpart 3809
	)	Notice-Level Operations
	)	
	)	Affirmed

ORDER

Searchlight Minerals Corporation (SMC) has appealed the December 15, 2008, decision issued by the Las Vegas (Nevada) Field Office, Bureau of Land Management (BLM), closing a notice of intent to conduct drilling activities (Notice),[1] serialized as N-86222, and requiring the submission of a plan of operations (plan). As described in the Notice, SMC plans to conduct exploratory drilling at 18 sites using a truck-mounted reverse circulation drill rig and associated water truck. Oct. 24, 2008, Revised Notice.

In its decision, BLM stated that a plan was required because the proposed drilling activity was located near the Piute-Eldorado Area of Critical Environmental Concern (ACEC), which was established specifically to protect the desert tortoise and, based on recorded sightings within and near the project area, because of the likely presence of the species on project lands. The desert tortoise is a listed threatened species under the Endangered Species Act, 16 U.S.C. §§ 1521-1543 (2006). 55 Fed. Reg. 12178, 12189 (Apr. 2, 1990).

The surface management regulations provide:

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[1] The project area is located in secs. 1, 12, 13, 14, 24, and 25, T. 29 S., R. 63 E., Mt. Diablo Meridian, near Searchlight, Nevada.

SEP. 9. 2009 9:43AM USDI IBLA NO. 0140 P. 1

IBLA 2009-79

> (c) You must submit a plan of operations for any operations causing surface disturbance greater than casual use[[2]] in the following special status areas where § 3809.21 does not apply[[3]]:
>
> . . .
>
> (6) Any lands or waters known to contain Federally proposed or listed threatened or endangered species or their proposed or designated critical habitat, unless BLM allows for other action under a formal land-use plan or threatened or endangered species recovery plan; . . .

43 C.F.R. § 3809.11(c).

In June 2009, BLM supplemented the record before the Board with evidence documenting the basis for BLM's conclusion that the listed desert tortoise is in the project area. That documentation included maps, an inspection report, and copies of correspondence in November and December 2006 among BLM, William C. Tao, a claim holder associated with SMC, and Knight and Leavitt Associates, a biological consulting firm retained by appellant to survey the project area. Knight and Leavitt found evidence of a tortoise burrow approximately 200 feet from drill site #1. Letter from Knight and Leavitt to Tao dated Nov. 29, 2006. During a pre-inspection, BLM noted that with the exception of an existing access road, the project area was undisturbed, and it also discovered a likely tortoise burrow in the vicinity of drill site #2. Nevada 3809 Compliance Inspection Report (3809 Report) dated Dec. 13, 2006. From this physical evidence, coupled with the close proximity of the Piute-Eldorado

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[2] *Casual use* is defined as "activities ordinarily resulting in no or negligible disturbance of the public lands or resources," illustrated by examples of activities that are included or excluded by the definition. 43 C.F.R. § 3809.5 ("How does BLM define certain terms used in this subpart?"). Casual use does not include use of mechanized earth-moving equipment or truck-mounted drilling equipment. 43 C.F.R. § 3809.5(2).

[3] The regulation at 43 C.F.R. § 3809.21 answers the question "When do I have to submit a notice?" and provides that a notice must be submitted within 15 calendar days before exploration activity that disturbs the surface of 5 or less acres of public lands on which reclamation has not been completed.

2

SEP. 9. 2009 9:43AM USDI IBLA NO. 0140 P. 2

IBLA 2009-79

ACEC,[4] BLM concluded that desert tortoise are likely to be found within the project area. BLM Letter to Tao dated Dec. 15, 2006.

In an order dated June 22, 2009, we reviewed the evidence in the supplemented record and determined for several reasons that "the only evidence of record that presently supports BLM's decision is the conclusory December 10, 2008, memorandum" from BLM Wildlife Biologist Mark Slaughter to Geologist George J. Varhalmi, which states only that "historical survey data indicates that the area around T 29 S/R 63 E/ Sec 13 ranges from moderate to very high density habitat." We noted that the memorandum explains the methodology used to calculate the number of tortoises per square mile and concludes that "the area around this section supports a minimum of 40 to a maximum of 140 tortoises per square mile. The area contains the necessary constituent elements to support high tortoise densities." None of the historical survey data on which the memorandum relies was submitted as part of the administrative record. We issued the June 22 order with the following instructions:

> BLM is directed to supplement the record with any data or information that documents the "recorded sightings" of desert tortoise or supports its conclusion that the species is likely to be found within the project area, bearing in mind that nothing in 43 C.F.R. § 3809.11(c) states that a plan of operations shall be required by reason of the *proximity* of the project activities to an ACEC designated for the express purpose of protecting threatened or endangered species or their proposed critical or critical habitat. BLM shall provide any explanation it deems necessary to assist the Board in understanding or interpreting the evidence it submits and may offer further argument to buttress the decision on appeal.

June 22, 2009, Order at 2-3.

---

[4] We have confirmed that the May 1998 Proposed Las Vegas Resource Management Plan and Final Environmental Impact Statement (PRMP/EIS) established ACECs to protect critical desert tortoise habit. *See* PRMP/FEIS Table 2-2 at 2-11, and 3-36 to 3-40. When the species was listed, the U.S. Fish and Wildlife Service (FWS) identified all of Nevada, California, Utah, and Arizona except south and east of the Colorado River and Mexico, as the desert tortoise's historic range. The species is endangered or threatened in all of those States. 55 Fed. Reg. at 12191.

3

SEP. 9. 2009 9:44AM USDI IBLA NO. 0140 P. 3

IBLA 2009-79

A copy of the complete submission was served on appellant, who was afforded an opportunity to respond to the supplemental information. The parties fully and timely responded to the order, and the matter is now ready to be considered on the merits.

For the reasons that follow, we find that the record adequately supports BLM's decision. BLM therefore properly required a plan of operations under 43 C.F.R. § 3809.11(c)(6).

The Parties' Arguments

On appeal, SMC advances three arguments. First, it alleges that BLM failed to follow its own regulations at 43 C.F.R. §§ 3809.311(a) and (c). Noting that the proposed activity covered by the Notice involved 0.9 acres and was properly filed at least 15 days before it was to commence, appellant complains that BLM failed to timely respond to the revised Notice it submitted on October 24, 2008, waiting 65 days to issue the decision now before us. Statement of Reasons (SOR) at 1-2.[5]

Second, appellant contends BLM's decision on December 15, 2008, was arbitrary and capricious. More particularly, appellant argues that its proposed exploration activity is not within the ACEC, which designates the desert tortoise's critical habitat and was created by the applicable land use plan, that there is no established buffer zone around the ACEC, and concludes that "[b]y creating the ACEC, the BLM decided the land outside the boundary is open to mineral entry, exploration and development." SOR at 2. Appellant further asserts that the lands subject to the Notice are not known to contain desert tortoise, and represents that it is willing to retain a wildlife biologist and monitor its operations to ensure the species is not in the area, and willing to "adjust, delay and move proposed operations if the lands are determined to contain the Desert Tortoise." *Id.*

For its third argument, appellant adverts to 49 Notices and 9 plans that have been filed for the area since 1981, arguing that only its Notice has been closed based on "the potential for the presence of Desert Tortoise." *Id.* at 3. Appellant concludes

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[5] In its Answer, BLM disputes appellant's contention that it was dilatory in reviewing the Notice. Our review of the record confirms that appellant's charge is not well-founded. Regardless of the time involved in reviewing the Notice submissions, however, the issue on appeal is whether BLM correctly determined that a plan of operations was required in the circumstances of this case. We accordingly address the argument no further.

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by declaring that BLM's action denying the Notice is "unprecedented in the last 28 years and therefore [it] is an arbitrary and capricious decision by the BLM." *Id.*

BLM responds to appellant's second argument by noting that 43 C.F.R. § 3809.11(c)(6) is not constrained by whether the area of proposed activity is in an ACEC, a buffer zone, or closed to mineral entry. BLM is correct. The decision does not cite 43 C.F.R. § 3809.11(c)(3), which requires a plan for activities within designated ACECs. Instead, the decision relies on 43 C.F.R. § 3809.11(c)(6), which states that if *any* lands or waters contain a Federally listed threatened or endangered species, a plan of operations is required.

SMC's third argument is that BLM has never closed a Notice based on the potential presence of the desert tortoise. In support, appellant has submitted copies of BLM's Serial Register Pages for the 49 notices and 9 plans to which it refers. As BLM notes, prior to January 2001, the regulations did not require a plan of operations for areas containing proposed or listed threatened or endangered species or their proposed or designated critical habitat. That requirement was added in the final rules published on November 20, 2000. *See* 65 Fed. Reg. 69997, 70115. Our review of the Serial Register Pages confirms that of the five notices submitted since the new rule went into effect, three were submitted by appellant and were denied because of the presence of desert tortoises, one was withdrawn, and one was for activities other than exploration. Regardless of what the record might show with respect to prior actions and other Notices, however, the material question is whether in the case now before us BLM has properly applied applicable law and implementing regulations. We turn to that question now and SMC's additional contentions and arguments in light of the supplemented record.

Discussion

In response to our order, BLM provided a copy of the June 28, 1994, Desert Tortoise Recovery Plan (Recovery Plan) for the Mohave population of desert tortoise prepared for FWS by a special recovery team, four scientific articles on the species and its habitat, and FWS' determination of critical habitat published at 59 Fed. Reg. 5820 (Feb. 8, 1994). In addition, BLM submitted a June 29, 2009, 3809 Report for a Notice/Plan of Operations serialized as N-86222/N-87330[6] that documents the

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[6] We assume that the plan submitted by SMC on Aug. 6, 2008, was serialized as N-87330, although the record does not clearly confirm our assumption. *See* App. V in the administrative record for Notice 86222, which appears to have been submitted by (continued...)

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results of an inspection conducted by Geologists Evan Allen and George Varhalmi, and Wildlife Biologists Jayson Barangan, Katie Kleinick, and Mark Slaughter. The inspection team evaluated SMC's project area, the ACEC, and an adjoining area subject to Notice N-82894, filed by WCT & Associates (WCT). BLM explained in the3809 Report and in its July 8, 2009, letter transmitting the supplemental information that the WCT Notice had included an independent tortoise survey in an area containing the same kind of habitat as found within SMC's project area and the ACEC, and also documented signs of the species. The 3809 Report includes 24 photographs clearly documenting the conclusions reached by the BLM inspection team, and four colored maps that depict the type and location of the evidence among the three areas, as well as close-up maps of SMC's upper and lower drill locations. The 3809 Report states that "4 living tortoises, 1 carcass, 3 isolated scat signs, 1 older burrow, and 7 actively used burrows were documented." 3809 Report at 1. The team's re-evaluation of the WCT Notice disclosed "1 old collapsing burrow . . . 2 active tortoise burrows, and 1 cover site." *Id.*

We find that the record as supplemented adequately supports BLM's conclusion that SMC's project area is known to contain desert tortoise. SMC does not dispute that conclusion: "Although BLM pictures attached to the inspection report do not have GPS [global position system] readings to confirm the exact locations, SMC accepts the 5 BLM inspector[s'] description that the photos illustrate tortoise activity on the day of the inspection (*June 29, 2009*)." July 22, 2009, Letter responding to the Order of June 22, 2009, at 2 (emphasis in the original). SMC nonetheless argues:

> SMC has never questioned whether or not the Desert Tortoise had ever visited the area historically or would ever visit it in the future. BLM's experts have scientifically delineated the [ACEC] with much public input. SMC assumes BLM's ACEC boundary correctly defines the "critical" habitat and respects their professional decision on the boundary. That said[,] no one assumes animals don't occasionally move. Why did BLM choose to define the ACEC and leave a "doughnut hole" if they did not decide to leave some land area available for multiple use activity? Even BLM sells mineral material from the area. The permanent removal of "habitat" in an area associated with sand and gravel mining is a greater impact to the tortoise population than the brief disturbance caused by drilling at a site.

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[6] (...continued)
SMC when it filed its notice of appeal with the Las Vegas Field Office, if not before.

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Id. at 1. SMC further argues that "[t]he RMP allows SMC to operate in the 'doughnut hole' and the Recovery Plan dictates how SMC would operate." *Id.* SMC complains that "BLM did not make a field visit to see if the tortoise was present during the period of our proposed activity, and did not offer alternatives for avoidance of the tortoise should tortoise be present according to BLM's recovery plan." *Id.*

More specifically, SMC contends that its "proposed total disturbance is less than 1 acre; the nature of the disturbance is site specific rather than areal as hinted-to and described by BLM; the proposed disturbance is point disturbance (drill site) or very minor linear disturbances. There is no large footprint of disturbance as BLM suggests . . . ." *Id.* at 2. Lastly, SMC argues that use of the words "known" and "unless" in 43 C.F.R. § 3809.11(c)(6) "implies that even though the tortoise is 'known' that if 'BLM allows for other actions under a formal land-use plan or threatened or endangered species recovery plan' then a plan of operations is not required." *Id.* SMC reasons that since the ACEC was designated in the land use plan, BLM has provided this Board with a copy of the Recovery Plan, and BLM sells mineral materials "from the area," it should be given the "same option," subject to such conditions, monitoring, and coordination as BLM may require. *Id.*

SMC's position is founded on several misapprehensions. First, it argues a construction that is not supported by the plain language of 43 C.F.R. § 3809.11. *Project area* is defined as "the area of land upon which the operator conducts operations, including the area required for construction of roads, transmission lines, pipelines, or other means of access." 43 C.F.R. § 3809.5. An operator is, in general, entitled to conduct activities anywhere within the boundaries of his mining claims, and thus BLM appropriately considers the presence of threatened or endangered species on a project area basis. The regulation does not define knowledge of the presence of a threatened or endangered species in one of the special status areas in terms of the nature of the disturbance proposed by an operator. The regulation similarly does not state or suggest that knowledge of a species' presence in a special status area is limited to presence at the site of a specific activity on the date and time the activity is conducted. SMC's construction is simply not consistent with reasonable notions of habitat requirements and the normal movements of species within such habitat. Since SMC does not challenge BLM's findings regarding the presence of the desert tortoise in its project area, we need not consider this line of argument further.

Second, SMC maintains that the designation of the ACEC, coupled with the existence and submission of the Recovery Plan, should be construed as "allow[ing] for other action" within the meaning of 43 C.F.R. § 3809.11(c)(6). We cannot agree. The designation of an ACEC to protect the desert tortoise does not negate or obviate

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BLM's authority or legal obligation to manage and conserve the species outside the ACEC, or demonstrate that such additional protection is not needed or unwarranted in the effort to achieve the de-listing of the species. Moreover, the Paiute-Eldorado Desert Wildlife Management Area is part of both the Eastern and Northeastern Mojave Recovery Units, two of six such Units established pursuant to the Recovery Plan. The Eastern Mojave Unit includes the ACEC and SMC's project area. *See* Recovery Plan, Fig. 3 at 23, Fig. 9 at 41. In addition, we find nothing in the RMP, the ACEC designation, or the Recovery Plan that states or suggests a basis for relieving SMC of the regulatory obligation to file a plan of operations where affected lands are known to contain threatened or endangered species. SMC has not cited or otherwise identified a provision that would support a contrary conclusion.

To the extent SMC points to mineral materials sales as a reason why it should not be required to comply with the regulation, it suffices to note that it has not provided any specific details regarding a mineral material site or any such sales by BLM, or otherwise shown why such a circumstance vitiates the regulatory requirement for a plan of operations.

As to SMC's willingness to retain a biologist, monitor its operations, and adjust its plans if desert tortoise are found within the project area, such measures are ultimately beside the point of whether it may conduct notice-level operations in the circumstances of this appeal. SMC is free to propose and BLM is free to consider and accept or reject such measures in determining whether and under what circumstances the plan will be approved. *See* 43 C.F.R. § 3809.401. If SMC wants to conduct mining operations, however, it must do so under a plan of operations.

We conclude that appellant has failed to demonstrate that BLM erred in applying the requirements of 43 C.F.R. § 3809.11(a)(6) or that doing so constituted arbitrary and capricious action.

Therefore, pursuant to the authority delegated to the Board of Land Appeals by the Secretary of the Interior, 43 C.F.R. § 4.1, the decision appealed from is affirmed.

T. Britt Price
Administrative Judge

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I concur:

Geoffrey Heath
Administrative Judge

APPEARANCES:

Carl Ager
Vice President & Secretary
Searchlight Minerals Corp.
2441 West Horizon Ridge Parkway
#121
Henderson, Nevada 89052 **FAX: 702.939.5249**

Mark R. Chatterton
Assistant Field Manager
Southern Nevada District
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130 **FAX: 702.515.5023**

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SHAREHOLDERS AGREEMENT

This Shareholders Agreement ("Agreement") is made and entered into as of September 24, 2009 between Ian McNeil ("McNeil"), Carl Ager, and Charles Ager (collectively "the Parties").

RECITALS

A. McNeil, Carl Ager, and Charles Ager each own one million (1,000,000) shares ("the Shares") of Nanominerals, Corp., a Nevada corporation ("Nanominerals").

B. McNeil and Carl Ager are both Officers and/or Directors of Searchlight Minerals Corp., a Nevada corporation ("Searchlight").

C. Beginning approximately in June 2007, McNeil and Carl Ager, in connection with their resignations as officers and directors of Nanominerals, orally agreed to grant full management and operational power and authority of Nanominerals to Charles Ager. This power and authority includes the grant of a proxy to Charles Ager with respect to all voting rights associated with the Shares of Nanominerals owned by McNeil and Carl Ager (and includes, without limitation, the associated voting and investment powers with respect to any securities of Searchlight now or in the future owned by Nanominerals), with the intent that Charles Ager has management and operational control of Nanominerals to the extent such power and authority is associated with the Shares.

D. In exchange for valuable consideration, Carl Ager and McNeil hereby memorialize the transfer of full operational control of Nanominerals to Charles Ager.

NOW, THEREFORE, the Parties agree as follows:

1. **Creation of Irrevocable Proxy.** In exchange for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, McNeil and Carl Ager each irrevocably appoints Charles Ager as their proxy for the full one million (1,000,000) Shares which each McNeil and Carl Ager owns during the term of this proxy in accordance with the terms of this Agreement. This proxy includes the power to exercise all voting rights with respect to the Shares, including the power to vote the Shares at any meetings of the shareholders of Nanominerals, and any adjournments thereof, and to execute any and all written consents of shareholders of Nanominerals with respect to the Shares, with the same effect as if McNeil or Carl Ager had personally voted the Shares or had personally signed the written consents. The Parties agree that the proxy created by this Agreement is coupled with an interest. The proxy granted hereunder shall be personal to Charles Ager and may not be assigned or substituted.

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2. **Termination of Irrevocable Proxy.** The irrevocable proxy created above, with respect to each of McNeil and Carl Ager, shall automatically terminate sixty-one (61) days after the first date upon which the respective grantor shall cease to be either a director or executive officer of Searchlight. For purposes of clarity, (a) the proxy granted by McNeil shall automatically terminate sixty-one (61) days after the first date upon which McNeil shall cease to be either a director or executive officer of Searchlight and, (b) the proxy granted by Carl Ager shall automatically terminate sixty-one (61) days after the first date upon which Carl Ager shall cease to be either a director or executive officer of Searchlight. Further, this proxy shall terminate upon the death or incapacity of Charles Ager.

3. **Notice**. All notices concerning this Agreement shall be mailed to the Parties at the following addresses:

To Ian McNeil:	2441 W. Horizon Ridge Pkwy Henderson, NV 89502
To Carl Ager:	2441 W. Horizon Ridge Pkwy Henderson, NV 89502
To Charles Ager:	17146 20th Ave Surrey, BC V3S 9N4

Either party may change their address for notices by a notice in writing mailed to the addresses and faxed to the fax numbers shown above.

4. **Governing Law**. This Agreement will be governed by and construed in accordance with the internal laws of the State of Nevada.

5. **Integration and Amendments**. This Agreement, and the documents to be concurrently executed herewith, contain the entire Agreement of the Parties relating to the subject matter of this Agreement and may be modified or amended only by a written instrument executed by all of the Parties.

6. **Severability**. If any portion of this Agreement shall for any reason be unenforceable in any respect, such unenforceability shall not affect any other provision of this Agreement, unless enforcement of the remainder would constitute a material failure of consideration.

7. **Authority and No Prior Assignment**. Each person executing this Agreement represents and warrants to the other party that he has the authority to execute this Agreement. Further, each grantor hereby revokes all previous proxies with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares during the term of the proxy.

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8. **No Construction Against Drafter**. Each party has had the opportunity to review this Agreement independently with their respective attorney and has participated in the drafting hereof. Any ambiguity shall not be construed against any one party merely because that party was allegedly the drafter thereof.

9. **Course of Dealing**. No course of dealing and no delay on the part of the Parties in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof or otherwise prejudice the Parties' rights, powers, and remedies conferred under this Agreement. No right, power, or remedy conferred by this Agreement shall be exclusive of any other right, power, or remedy now or hereafter available at law, in equity, by statute, or otherwise.

10. **Counterparts**. This Agreement may be executed in any number of counterparts, and all such counterparts executed by all of the Parties hereto, each as an original, shall constitute one and the same instrument. Facsimile signatures shall be sufficient to make this Agreement binding, with original signatures to be delivered promptly after the date of full execution.

11. **Headings**. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement.

READ AND SIGNED this 24TH day of SEPTEMBER, 2009.

By Ian McNeil

SUBSCRIBED and SWORN to before me this 24th day of SEPTEMBER 2009.

Cheryl A Sheehan
NOTARY PUBLIC

CHERYL ANN SHEEHAN
Notary Public - Arizona
YAVAPAI COUNTY
Commission #264181
My Commission Expires
JUNE 20, 2010

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READ AND SIGNED this 24 day of September, 2009.

By Carl Ager

SUBSCRIBED and SWORN to before
me this 24 day of September, 2009.

TANNA M. PHILLIPS
Notary Public, State of Nevada
Appointment No. 05-99978-1
My Appt. Expires Sep 9, 2013

NOTARY PUBLIC

READ AND SIGNED this 24 day of September, 2009.

By Charles Ager

SUBSCRIBED and SWORN to before
me this _____ day of _____________, 2009.

NOTARY PUBLIC

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READ AND SIGNED this 24th day of September, 2009.

By Carl Ager

SUBSCRIBED and SWORN to before
me this _____ day of _____________, 2009.

NOTARY PUBLIC

READ AND SIGNED this 24th day of September, 2009.

By Charles Ager

SUBSCRIBED and SWORN to before
me this 24th day of September 2009.

NOTARY PUBLIC

CHERYL ANN SH
Notary Public - A
YAVAPAI COUN
Commission #264
My Commission Expires
JUNE 20, 2010

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